P.E.
12-31-01

STEELTON
Bancorp, Inc.

2001 Annual Report to Stockholders

STEELTON BANCORP, INC.
ANNUAL REPORT

TABLE OF CONTENTS

TEELTON
Bancorp, Inc.

To Our Stockholders:

On behalf of our Board of Directors and employees, we are pleased to present the 2001 Annual Report to Stockholders of Steelton Bancorp, Inc. (the "Corporation"). The Corporation is the parent holding company of Mechanics Savings Bank (the "Bank").

We thank you for your loyal support and we invite you to avail yourselves of the many services of the Bank. The goal of your Board of Directors and management is to continuously strive to enhance your investment in the Corporation.

Sincerely,

Harold E. Stremmel
President and Chief Executive Officer

51 South Front Street ◦ P.O. Box 7614 ◦ Steelton, Pennsylvania 17113 ◦ Phone 717-939-1966 ◦ FAX 717-939-2629

CORPORATE PROFILE

Steelton Bancorp, Inc. (the "Corporation") is the parent company for Mechanics Savings Bank (the "Bank"). The Corporation was formed as a Pennsylvania corporation in February 1999 at the direction of the Bank in connection with the Bank's conversion from a mutual to stock form of ownership (the "Conversion"). The Corporation acquired all of the capital stock issued by the Bank in the Conversion. On July 8, 1999, the Bank completed the Conversion in connection with a $3.85 million initial public offering of the Corporation's common stock. The Corporation is a unitary savings and loan holding company which, under existing laws, generally is not restricted in the types of business activities in which it may engage provided that the Bank retains a specified amount of its assets in housing-related investments. At the present time, the Corporation conducts no significant business or operations of its own other than holding all of the outstanding stock of the Bank and investing the Corporation's portion of the net proceeds obtained in the Conversion.

The Bank, founded in 1900 under the name "Mechanics Building and Loan Association of Steelton," is a federally-chartered stock savings bank headquartered in Steelton, Pennsylvania. The Bank is subject to examination and comprehensive regulation by the Office of Thrift Supervision (the "OTS") and its deposits are federally insured by the Savings Association Insurance Fund (the "SAIF"), as administered by the Federal Deposit Insurance Corporation (the "FDIC") . The Bank is a member of, and owns capital stock in, the Federal Home Loan Bank (the "FHLB") of Pittsburgh, one of the twelve regional banks in the FHLB system.

The Bank operates a traditional savings bank business, attracting deposits accounts from the general public and using those deposits, together with other funds, primarily to originate and invest in loans secured by one- to four-family residential real estate.

STOCK PRICE INFORMATION

The Corporation's common stock has been traded on the OTC-Bulletin Board under the trading symbol of "SELO" since it commenced trading on July 9, 1999. The following table reflects the high and low bids for the Corporation's common stock during the quarters indicated. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions. The following quotations and cash dividends have been adjusted to take into account stock dividends declared in November 2000 and October 2001, respectively.

2000	*High*	*Low*	*Cash Dividends per share*
First Quarter	$10.26	$ 8.28	--
Second Quarter	$10.43	$ 8.84	$0.08
Third Quarter	$12.02	$10.21	--
Fourth Quarter	$12.88	$10.89	$0.08
2001			
First Quarter	$16.40	$12.42	--
Second Quarter	$16.14	$12.92	$0.09
Third Quarter	$19.50	$15.15	--
Fourth Quarter	$19.00	$11.43	$0.09

The number of stockholders of record of common stock as of February 28, 2002, was approximately 169. This does not reflect the number of persons or entities who held stock in nominee or "street" name through various brokerage firms. At February 28, 2002, there were 416,515 shares outstanding. The Corporation's ability to pay dividends to stockholders is largely dependent upon the dividends it receives from the Bank. The Bank may not declare or pay a cash dividend on any of its stock if the effect thereof would cause the Bank's regulatory capital to be reduced below (1) the amount required for the liquidation account established in connection with the Conversion, or (2) the regulatory requirements imposed by the OTS.

SELECTED FINANCIAL RATIOS AND OTHER DATA

	At or For the Years Ended December 31,		
	2001	2000	1999
Return on assets	0.31 %	0.50 %	0.38 %
Return on equity	3.80	4.28	3.84
Average equity to average assets	8.21	11.58	10.00
Equity to assets at period end	9.94	10.94	12.57
Dividend payout ratio	28.63	18.72	16.93
Average interest-earning assets to average interest-bearing liabilities	109.57	112.67	107.42
Net interest rate spread (1)	2.04	2.15	2.57
Net interest margin (2)	2.47	2.76	2.89
Non-performing loans to total loans	1.72	0.59	1.65
Allowance for loan losses to total loans	0.40	0.38	0.53
Allowance for loan losses to non-performing loans	23.22	63.56	31.92

(1) Represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(2) Net interest income as a percentage of average interest-earning assets.

Management's Discussion and Analysis of Financial Condition and Results of Operations

The following is a discussion of the financial condition and results of operations of the Corporation and the Bank, and should be read in conjunction with the accompanying Consolidated Financial Statements.

Forward - Looking Statements

This document contains statements that project the future operations of the Corporation which involve risks and uncertainties. The Corporation's actual results may differ significantly from the results discussed in these forward-looking statements. Statements concerning future performance, developments, events, expectations for growth and market forecasts, and any other guidance on future periods, constitute forward-looking statements which are subject to a number of risks and uncertainties, including interest rate fluctuations and government and regulatory actions which might cause actual results to differ materially from stated expectations or estimates.

Financial Condition

Assets decreased $3.7 million or 6.1% to $57.0 million at December 31, 2001, compared with $60.7 million at the end of 2000. The balance sheet decline was primarily attributable to the decline in loans, specifically within the mortgage loan portfolio. Total loans decreased $2.9 million or 7.3% to $36.9 million at December 31, 2001 compared to $39.8 million at the end of 2000. FHLB borrowings decreased $2.2 million, or 11.4% to $17.2 million compared with $19.4 million at the end of 2000. These trends are consistent with Management's intention to limit net loan growth and use available funds to pay-down higher cost borrowings. Cash and cash equivalents increased $1.8 million or 125.4% to $3.2 million at December 31, 2001 compared with $1.4 million at the end of 2000. This increase was, in part, a result of a net decrease in the Bank's investment portfolio of $2.7 million, or 17.3% to $12.7 million at December 31, 2001 compared to $15.4 million at the end of the prior year. This decrease primarily resulted from approximately $2.9 million in called securities.

During 2001 Management instituted a plan to repurchase common shares outstanding. The repurchase, for the most part, was facilitated through a Modified Dutch Auction Tender Offer. In addition to the Modified Dutch Tender Offer, common stock was repurchased from time to time on the open market. During 2001, the Bank repurchased a total of 75,898 common shares at a cost of approximately $1.3 million. The goal of this endeavor was to improve stockholder's equity per share and return on equity.

Summary of 2001 Performance

Net income decreased 33.1% to $192,000 in 2001 from $288,000 in 2000, primarily as a result of the overall lower interest rate environment. As a result, net interest income decreased $72,000 or 4.7%. Interest income on taxable securities decreased $145,000, principally as a result of a lower yield on the portfolio. However, as the mortgage loan portfolio decreased as the year progressed, higher yielding consumer loans increased approximately 65% resulting in a marginal increase in interest income on loans of approximately 2.9%.

Interest expense on deposits decreased $79,000 or 5.1% but was offset by a proportionate increase of interest expense on FHLB advances of $72,000 or 6.7%. This increase in FHLB interest expense was primarily the result of higher priced advances held at the beginning of the year, and subsequently liquidated later in the year as funds became available. The net effect was a marginal decrease of .3% for the Bank's cost of funds.

The overall effect of the 2001 interest-rate environment was a decrease in the Bank's net interest margin of approximately 4.7%.

Total problem loans increased significantly during the year and accounted for 1.72% of total loans at December 31, 2001 compared to .59% in 2000. This significant increase is primarily related to loans to one borrower that account for approximately 82.5% of the increase. The significant increase in the provision for loan losses of 242.9% is a direct result of the increase in problem loans. The Bank has performed a collateral analysis to assess its exposure. At December 31, 2001, Management believes that it has adequately reserved for its problem loans.

Noninterest sources of revenue continued to show growth during 2001, primarily due to the investment in Bank-owned life insurance. Noninterest expense increased 39.9% as a result of higher personnel costs associated with merit increases, and increased occupancy and equipment costs related to the recently completed bank-drive through and ATM.

As in the prior year, the Bank's capital measures continue to remain strong and are well in excess of the threshold required for "Well Capitalized" designation. All per share amounts were restated to reflect the 5% stock dividend declared in October of 2001 and distributed in December of 2001.

Net Interest Income

The most significant source of revenue (82%) for the Corporation is net interest income, which is determined by: (i) the difference between rates of interest the Bank earns on its interest-earning assets and the rates the Bank pays on interest-bearing liabilities (interest rate spread); and, (ii) the relative amounts of interest-earning assets and interest-bearing liabilities. Net interest income is heavily impacted by competition, the interest rate environment and the level and composition of the Corporation's interest-earning assets and interest-bearing liabilities.

Average Balance Sheet

The following table sets forth a summary of average balances of assets and liabilities as well as average yield and cost information. Average balances are based upon month-end balances, however, the Corporation does not believe the use of month-end balances differs significantly from an average based upon daily balances. There have been no tax equivalent adjustments made to yields.

	Year Ended December 31,					
	2001			2000		
(dollars in thousands)	Average Balance	Interest	Average Yld/Cost	Average Balance	Interest	Average Yld/Cost
Interest-earning assets:						
Loans receivable[1]	$37,056	$3,063	8.27%	$37,034	$2,978	8.04%
Investment securities:						
Taxable	13,819	779	5.64%	14,048	924	6.58%
Non-taxable	1,725	86	4.99%	1,925	91	4.73%
Other interest-earning assets	6,098	138	2.26%	2,156	152	7.05%
Total interest-earning assets	$58,698	$4,066	6.93%	$55,163	$4,145	7.51%
Noninterest-earning assets	2,871			2,945		
Total assets	$61,569			$58,108		
Interest-bearing liabilities:						
NOW/Money market	$ 3,461	$46	1.33%	$2,998	$ 54	1.80%
Savings	5,776	131	2.27%	5,194	139	2.68%
Certificates of deposit	21,889	1,288	5.88%	23,355	1,352	5.79%
FHLB advances	22,447	1,153	5.14%	17,412	1,080	6.20%
Total interest-bearing liabilities	$53,573	$2,618	4.89%	$48,959	$2,625	5.36%
Noninterest-bearing liabilities	2,937			2,420		
Stockholders' Equity	5,059			6,729		
Total Liabilities and Stockholders' Equity	$61,569			$58,108		
Net interest income/spread[2]		$1,448	2.04%		$1,520	2.15%
Net yield on interest-earning assets[3]			2.47%			2.76%
Ratio of average interest-earning assets to average interest-bearing liabilities			109.57%			112.67%

(1) Average balances include non-accrual loans.

(2) Interest rate spread represents the difference between the average yield on interest-earning assets and the average cost of interest-bearing liabilities.

(3) Net yield on interest-earning assets represents net interest income as a percentage of average interest-earning assets.

Rate/Volume Analysis

The table below sets forth certain information regarding changes in the Corporation's interest income and interest expense for the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in average volume multiplied by last year's rate); (ii) changes in rates (changes in rate multiplied by last year's average volume); (iii) changes in rate-volume (changes in rate multiplied by the change in average volume).

	2001 Compared to 2000			
	Increase(Decrease) Due To:			
(in thousands)	Volume	Rate	Rate/ Volume	Total
Interest income:				
Loans receivable	$ 2	$ 83	($ 0)	$ 85
Investment Securities:				
Taxable	(15)	(132)	2	(145)
Non-Taxable	(9)	5	(1)	(5)
Other interest-earning assets	278	(103)	(189)	(14)
Total interest-earning assets	$255	($147)	($187)	($ 79)
Interest expense:				
NOW/Money market	$ 8	($ 14)	($ 2)	($ 8)
Savings	16	(21)	(2)	(8)
Certificates of deposit	(85)	22	(1)	(64)
FHLB advances	312	(186)	(54)	73
Total interest-bearing liabilities	$251	($199)	($ 60)	($ 7)
Net change in interest income	$ 4	$ 52	($127)	($ 72)

Market Risk Analysis

Qualitative Analysis. Because the majority of the Bank's assets and liabilities are sensitive to changes in interest rates, the Bank's most significant form of market risk is interest rate risk.

An asset or liability is interest rate sensitive within a specific time period if it will mature or reprice within that time period. If the Bank's assets mature or reprice more quickly or to a greater extent than its liabilities, the Bank's net portfolio value ("NPV")and net interest income would tend to increase during periods of rising interest rates but decrease during periods of falling interest rates. Conversely, if the Bank's assets mature or reprice more slowly or to a lesser extent than its liabilities, the Bank's NPV and net interest income would tend to decrease during periods of rising interest rates but increase during periods of falling interest rates. The Bank's policy has been to address the interest rate risk inherent in the historical savings institution business of originating long-term loans funded by short-term deposits by maintaining sufficient liquid assets for material and prolonged changes in interest rates and by originating loans with shorter terms to maturity such as construction, commercial and consumer loans. In addition, the Bank has invested in adjustable-rate mortgage-backed securities as an interest risk management strategy.

Quantitative Analysis. In order to encourage savings associations to reduce their interest rate risk, the OTS adopted a rule incorporating an interest rate risk ("IRR") component into the risk-based capital rules. The IRR component is a dollar amount that will be deducted from total capital for the purpose of calculating an institution's risk-based capital requirement and is measured in terms of the sensitivity of its NPV to changes in interest rates. NPV is the difference between incoming and outgoing discounted cash flows from assets, liabilities, and off-balance sheet contracts. An institution's IRR is measured as the change to its NPV as a result of a hypothetical 200 basis point ("bp") change in market interest rates. A resulting change in NPV of more than 2% of the estimated present value of total assets ("PV") will require the institution to deduct from its capital 50% of that excess change. The rules provide that the OTS will calculate the IRR component quarterly for each institution. Based on the Bank's asset size and risk-based capital, the Bank has been informed by the OTS that it is exempt from this rule. Nevertheless, the following table presents the Bank's NPV at December 31, 2001, as calculated by the OTS, based on quarterly information voluntarily provided to the OTS.

Changes In Market Interest Rates	Net Portfolio Value			
	$ Amount	$ Change	% Change	NPV Ratio[1]
(basis points)	(Dollars in Thousands)			
+300	$ 2,790	$ -3,256	-54%	5.17%
+200	3,893	-2,153	-36	7.00
+100	5,020	-1,026	-17	8.77
0	6,046	-	-	10.27
-100	6,270	224	+4	10.48
-200[2]	-	-	-	-
-300[2]	-	-	-	-

(1) Calculated as the estimated NPV divided by present value of total assets.

(2) For the current reporting cycle, the OTS has suppressed all model outputs associated with the –300 and –200 bps scenario because of the abnormally low prevailing interest rate environment.

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including relative levels of market interest rates, prepayments and deposit run-offs and should not be relied upon as indicative of actual results.

The Bank's Board of Directors reviews the Bank's asset and liability policies on an annual basis. The Board of Directors meets quarterly to review interest rate risk and trends, as well as liquidity and capital ratios and requirements. Management administers the policies and determinations of the Board of Directors with respect to the Bank's asset and liability goals and strategies.

Provision for Loan Losses

The provision for loan losses was increased to $ 24,000 in 2001 compared with $7,000 in 2000. The additional provision was in response to the increase in problem loans, specifically to one customer as previously indicated above. While charge-off levels increased in 2001, they remained at a low percentage of average loans (0.07%).

Noninterest Income and Noninterest Expense

Noninterest income increased 20.3% in total in 2001 compared with 2000, due to a full year of income earned on Bank-owned life insurance and to rental income associated with leasing of unused portions of the Lower Swatara Township Branch. Service fee categories remained stable with 2000 results.

Noninterest expenses increased $112,212 or 8.0% in total, with most of this increase occurring in salaries and benefits and equipment. Salaries increased $29,597 or 3.4% due to merit increases and expenses associated with the Employee Stock Ownership Plan and the Restricted Stock Plan. In addition, equipment costs increased $52,894 or 27.9% over the same period in the previous year primarily due to additional depreciation expense related to the new drive through and ATM facilities opened at the main office.

Income Tax Expense

Income tax expense for 2001 resulted in an effective tax rate of 13.7% compared with 22.5% in 2000. The reduction in the effective tax rate is attributable to the whole year impact of investment in Bank-owned life insurance and the greater ratio of tax exempt income to pretax income than in 2000.

Liquidity and Capital Resources

The Corporation's primary sources of funds are deposits, repayment of loans and mortgage-backed securities, maturities of investment securities, advances from the Federal Home Loan Bank ("FHLB") and funds provided from operations. While scheduled repayments of loans and mortgage-backed securities and maturities of investment securities are predictable sources of funds, deposit flows, and loan prepayments are greatly influenced by the general level of interest rates, economic conditions and competition. The Corporation uses its liquidity resources principally to fund existing and future loan commitments, maturing certificates of deposit and demand deposit withdrawals, to invest in other interest-earning assets, to maintain liquidity, and meet operating expenses. At December 31, 2001, the Bank could borrow an additional $ 20.2 million from the FHLB based on qualifying collateral.

Approximately $ 15.4 million of the Bank's time deposits are scheduled to mature within the next 12 months. It has been the Bank's experience that a substantial portion of such maturing deposits remain with the Bank. At December 31, 2001, the Bank had minimal loan commitments outstanding.

Beard Miller Company LLP

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Steelton Bancorp, Inc.
Steelton, Pennsylvania

We have audited the accompanying consolidated balance sheets of Steelton Bancorp, Inc. and its wholly-owned subsidiary (the "Corporation") as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Steelton Bancorp, Inc. and its wholly-owned subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Beard Miller Company LLP

Harrisburg, Pennsylvania
January 18, 2002

STEELTON BANCORP, INC.

CONSOLIDATED BALANCE SHEETS

December 31,	2001	2000
ASSETS		
Cash and due from banks	$ 580,181	$ 278,524
Interest bearing deposits in other banks	2,617,767	1,140,038
Cash and cash equivalents	3,197,948	1,418,562
Investment securities available for sale	10,359,100	10,007,980
Investment securities held to maturity (fair value 2001 $2,387,828; 2000 $5,341,664)	2,362,443	5,380,735
Loans receivable, net of allowance for loan losses 2001 $147,697; 2000 $149,603	36,865,998	39,769,076
Federal Home Loan Bank stock, at cost	989,200	1,030,700
Bank premises and equipment, net	1,539,967	1,449,585
Accrued interest receivable and other assets	1,709,938	1,688,395
Total assets	$ 57,024,594	$ 60,745,033
LIABILITIES AND STOCKHOLDERS' EQUITY		
LIABILITIES		
Deposits	$ 33,555,174	$ 34,133,250
Advances from Federal Home Loan Bank	17,185,303	19,398,854
Advances from borrowers for insurance and taxes	277,084	305,662
Accrued interest payable and other liabilities	335,871	262,479
Total liabilities	51,353,432	54,100,245
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; 2,000,000 shares authorized; none issued and outstanding	-	-
Common stock, $.10 par value; 8,000,000 shares authorized; issued 2001 416,515 shares; 2000 402,244 shares	41,652	40,224
Surplus	3,942,710	3,665,748
Retained earnings	3,759,801	3,889,722
Unearned compensation	(362,015)	(422,598)
Treasury stock, at cost, 2001 115,325 shares; 2000 39,427 shares	(1,777,154)	(478,826)
Accumulated other comprehensive income (loss)	66,168	(49,482)
Total stockholders' equity	5,671,162	6,644,788
Total liabilities and stockholders' equity	$ 57,024,594	$ 60,745,033

See Notes to Consolidated Financial Statements.

STEELTON BANCORP, INC.

CONSOLIDATED STATEMENTS OF INCOME

Years Ended December 31,	2001	2000
Interest and dividend income:		
Loans	$ 3,062,947	$ 2,977,575
Securities:		
Taxable	778,853	923,647
Tax exempt	86,598	90,674
Dividends on FHLB stock	65,434	95,071
Other	72,643	58,018
Total interest and dividend income	4,066,475	4,144,985
Interest expense:		
Deposits	1,464,985	1,544,340
Advances from Federal Home Loan Bank	1,152,545	1,080,298
Total interest expense	2,617,530	2,624,638
Net interest income	1,448,945	1,520,347
Provision for loan losses	24,000	7,000
Net interest income after provision for loan losses	1,424,945	1,513,347
Noninterest income:		
Fees and service charges	168,585	163,724
Gain (loss) on sales of securities available for sale	11,725	(1,221)
Earnings on bank owned life insurance	56,709	32,824
Other	74,228	63,349
Total noninterest income	311,247	258,676
Noninterest expense:		
Salaries and employee benefits	775,668	746,071
Occupancy	116,082	101,644
Equipment	242,433	189,539
Professional fees	142,050	138,134
Advertising	35,221	51,879
Other	201,827	173,802
Total noninterest expense	1,513,281	1,401,069
Income before income taxes	222,911	370,954
Income taxes	30,625	83,316
Net income	$ 192,286	$ 287,638
Per share data:		
Net income, basic	$ 0.63	$ 0.80
Net income, diluted	$ 0.58	$ 0.78

See Notes to Consolidated Financial Statements.

STEELTON BANCORP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock	Surplus	Retained Earnings	Unearned Compensation	Treasury Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance, December 31, 1999	$ 38,500	$ 3,457,015	$ 3,863,701	$ (308,000)	$ -	$ (279,138)	$ 6,772,078
Comprehensive income:							
Net income	-	-	287,638	-	-	-	287,638
Net change in unrealized gains (losses) on available for sale securities	-	-	-	-	-	229,656	229,656
Total comprehensive income							517,294
Stock purchased for treasury	-	-	-	(171,345)	(478,826)	-	(650,171)
Earned compensation	-	2,695	-	56,747	-	-	59,442
Cash dividends declared ($.16 per share)	-	-	(53,855)	-	-	-	(53,855)
Stock dividend declared	1,724	206,038	(207,762)	-	-	-	-
Balance, December 31, 2000	40,224	3,665,748	3,889,722	(422,598)	(478,826)	(49,482)	6,644,788
Comprehensive income:							
Net income	-	-	192,286	-	-	-	192,286
Net change in unrealized gains (losses) on available for sale securities	-	-	-	-	-	115,650	115,650
Total comprehensive income							307,936
Stock purchased for treasury	-	-	-	-	(1,298,328)	-	(1,298,328)
Earned compensation	-	12,996	-	60,583	-	-	73,579
Cash dividends declared ($.18 per share)	-	-	(55,046)	-	-	-	(55,046)
Stock dividend declared	1,428	263,966	(267,161)	-	-	-	(1,767)
Balance, December 31, 2001	$ 41,652	$ 3,942,710	$ 3,759,801	$ (362,015)	$ (1,777,154)	$ 66,168	$ 5,671,162

See Notes to Consolidated Financial Statements.

STEELTON BANCORP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31,		2001		2000
CASH FLOWS FROM OPERATING ACTIVITIES				
Net income	$	192,286	$	287,638
Adjustments to reconcile net income to net cash provided by operating activities:				
Provision for loan losses		24,000		7,000
Depreciation		76,720		66,237
Amortization (accretion) of securities, net		64,995		(8,672)
ESOP and restricted stock plan expense		73,579		59,442
(Gain) loss on sales of securities		(11,725)		1,221
Earnings on bank-owned life insurance		(56,709)		(32,824)
Deferred income taxes (benefit)		7,144		(8,185)
(Increase) decrease in accrued interest receivable		114,002		(78,770)
Increase (decrease) in accrued interest payable		(22,174)		2,073
Other, net		50,013		(8,051)
Net cash provided by operating activities		512,131		287,109
CASH FLOWS FROM INVESTING ACTIVITIES				
Available for sale securities:				
Maturities and paydowns		5,661,693		1,379,430
Purchases		(8,536,413)		(780,624)
Sales		5,551,057		-
Held to maturity securities:				
Maturities and paydowns		521,236		365,324
Purchases		(508,750)		-
Net (increase) decrease in loans		2,879,078		(7,776,278)
Purchase of bank-owned life insurance		-		(1,000,000)
Purchase of bank premises and equipment		(167,102)		(302,895)
(Purchase) sale of Federal Home Loan Bank stock		41,500		(338,900)
Net cash provided by (used in) investing activities		5,442,299		(8,453,943)
CASH FLOWS FROM FINANCING ACTIVITIES				
Net increase (decrease) in deposits		(578,076)		867,123
Net increase (decrease) in advances from borrowers for insurance and taxes		(28,578)		73,154
Advances from Federal Home Loan Bank		10,181,200		21,000,000
Repayment of Federal Home Loan Bank advances		(12,394,751)		(14,935,891)
Stock purchased for treasury and benefit plans		(1,298,328)		(650,171)
Payment of dividends and cash in lieu of fractional shares		(56,511)		(56,610)
Net cash provided by (used in) financing activities		(4,175,044)		6,297,605
Increase (decrease) in cash and cash equivalents		1,779,386		(1,869,229)
Cash and cash equivalents:				
Beginning		1,418,562		3,287,791
Ending	$	3,197,948	$	1,418,562
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION				
Cash payments for:				
Interest	$	2,639,704	$	2,622,565
Income taxes	$	53,750	$	167,207

See Notes to Consolidated Financial Statements.

1

SIGNIFICANT ACCOUNTING POLICIES

Nature of operations:

The Corporation's business is conducted principally through its wholly-owned subsidiary, Mechanics Savings Bank (the "Bank"). The Bank provides a variety of retail banking services to customers through its two offices located in Dauphin County, Pennsylvania. The Bank's primary deposit products are non-interest and interest-bearing checking accounts, savings accounts and certificates of deposit. Its primary lending products are single-family residential loans.

Basis of consolidation:

The consolidated financial statements include the accounts of Steelton Bancorp, Inc. (the "Corporation") and its wholly-owned subsidiary, Mechanics Savings Bank and the Bank's wholly-owned subsidiary, Baldwin Investment Corporation. All material intercompany balances and transactions have been eliminated in consolidation.

Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment securities:

Management determines the approximate classification of debt securities at the time of purchase and reevaluates such designation as of each balance sheet date. The Corporation's investment securities are classified as available for sale and held to maturity and are accounted for as follows:

- *Securities held to maturity* – Debt securities that management has the positive intent and ability to hold to maturity are reported at cost, adjusted for amortization of premiums and accretion of discounts that are recognized in interest income using methods approximating the interest method over the period to maturity. Mortgage-backed securities represent participating interests in pools of long-term first mortgage loans originated and serviced by issuers of the securities. Mortgage-backed securities are carried at unpaid principal balances, adjusted for unamortized premiums and unearned discounts. Premiums and discounts are amortized using the interest method over the terms of the securities.

- *Securities available for sale* – Available for sale securities consist of investment securities not classified as held to maturity securities. Unrealized holding gains and losses, net of tax, on available for sale securities are included in other comprehensive income. Realized gains and losses on available for sale securities are included in income and are determined using the specific identification method. The amortization of premiums and the accretion of discounts are recognized in interest income using the interest method over the terms of the securities.

- *Federal Home Loan Bank Stock* – Federal law requires a member institution of the Federal Home Loan Bank System to hold stock of its district Federal Home Loan Bank according to a pre-determined formula. The stock is carried at cost.

1
SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Loans receivable:

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees. Interest income is accrued on the unpaid principal balance. Loan origination fees are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for loan losses:

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

1

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Allowance for loan losses (continued):

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

Bank premises and equipment:

Bank premises and equipment are comprised of land, at cost, and buildings, building improvements, furnishings and equipment at cost less accumulated depreciation. Depreciation charges are computed on the straight-line and declining balance methods over the estimated useful lives of the related assets.

Stock based compensation:

Stock options are accounted for under Accounting Principles Board Opinion (APB) No. 25. Stock options are granted at exercise prices not less than the fair value of the common stock on the date of grant. Under APB No. 25, no compensation expense is recognized related to these plans. The pro forma impact to net income and earnings per share that would occur if compensation expense was recognized based on the estimated fair value of the options on the date of the grant is disclosed in the notes to the consolidated financial statements.

Income taxes:

Deferred taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities in the financial statements and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

The Corporation and its subsidiary file a consolidated federal income tax return.

Advertising:

Advertising costs are expensed as incurred.

Off-balance sheet financial instruments:

In the ordinary course of business, the Bank has entered into off-balance sheet financial instruments consisting of commitments to extend credit. Such financial instruments are recorded in the balance sheet when they are funded.

1

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Comprehensive income:

Comprehensive income for the Corporation consists of net income and unrealized gains or losses on available for sale securities and is presented in the consolidated statement of stockholders' equity. Unrealized securities gains or losses and the related tax impact included in comprehensive income are as follows:

	Year Ended December 31, 2001	2000
Unrealized holding gains on available for sale securities	$ 217,556	$ 377,376
Unrealized holding losses on securities transferred from held to maturity	(30,603)	-
Reclassification adjustment for (gains) losses realized in income	(11,725)	1,221
Net unrealized gains	175,228	378,597
Tax effect	59,578	148,941
Net of tax amount	$ 115,650	$ 229,656

Earnings per share:

Basic earnings per share is calculated by dividing net income by the weighted average number of shares of common stock outstanding during each period. Unallocated shares associated with the Corporation's ESOP are not considered outstanding shares. Diluted earnings per share is calculated by increasing the denominator for the assumed conversion of all potentially dilutive securities. The Corporation's dilutive securities are limited to stock options and restricted stock awards.

Historical shares outstanding and per share data have been adjusted for a 5% stock dividend distributed in December 2001.

Treasury stock:

The acquisition of treasury stock is recorded under the cost method. The subsequent disposition or sale of the treasury stock is recorded using the average cost method.

Statements of cash flows:

The Corporation considers all cash and due from banks and interest-bearing deposits in other banks to be cash equivalents for purposes of the statements of cash flows.

Reclassifications:

Certain amounts in the 2000 consolidated financial statements have been reclassified to conform with the 2001 presentation. Such reclassifications had no impact on reported net income.

Segment reporting:

The Corporation operates in a single business segment consisting of traditional savings bank activities.

1

SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New accounting standards:

In July of 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations," and Statement No. 142, "Goodwill and Other Intangible Assets."

Statement No. 141 requires all business combinations to be accounted for using the purchase method of accounting as use of the pooling-of-interests method is prohibited. In addition, this Statement requires that negative goodwill that exists after the basis of certain acquired assets is reduced to zero should be recognized as an extraordinary gain. The provisions of this Statement apply to all business combinations initiated after June 30, 2001.

Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should not be amortized but should be tested for impairment at least annually. The Statement requires intangibles that are separable from goodwill and that have a determinable useful life to be amortized over the determinable useful life. The provisions of this Statement became effective for the Corporation in January 2002 and require that goodwill and other intangible assets arising from acquisitions completed before July 1, 2001 be accounted for in accordance with the provisions of this Statement. At December 31, 2001, the Corporation had no goodwill or other intangible assets.

In June of 2001, the Financial Accounting Standards Board issued Statement 143, "Accounting for Asset Retirement Obligations," which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will become effective for the Corporation on January 1, 2003.

In August of 2001, the Financial Accounting Standards Board issued Statement 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets." This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the Disposal of a Segment of a Business." This Statement also amends ARB No. 51, "Consolidated Financial Statements." The provisions of this Statement became effective for the Bank on January 1, 2002.

Adoption of these Statements did not have or is not expected to have a material impact on the Corporation's financial condition or results of operations.

2

INVESTMENT SECURITIES

The amortized cost and estimated fair values of the Corporation's investment securities at December 31, 2001 and 2000 are summarized as follows:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Securities available for sale:				
December 31, 2001:				
U.S. Government and federal agencies	$ 400,000	$ 14,026	$ -	$ 414,026
Mortgage-backed securities: Government agency	9,082,222	95,194	(9,510)	9,167,906
Corporate obligations	350,000	-	-	350,000
State and local governments	426,623	1,869	(1,324)	427,168
	$ 10,258,845	$ 111,089	$ (10,834)	$ 10,359,100
December 31, 2000:				
U.S. Government and federal agencies	$ 4,844,270	$ 17,092	$ (19,131)	$ 4,842,231
Mortgage-backed securities: Government agency	3,440,170	13,568	(21,389)	3,432,349
Corporate	985,636	-	(56,026)	929,610
State and local governments	812,877	1,288	(10,375)	803,790
	$ 10,082,953	$ 31,948	$ (106,921)	$ 10,007,980
Securities held to maturity:				
December 31, 2001:				
Certificate of deposit	$ 100,000	$ -	$ -	$ 100,000
Mortgage-backed securities, government agency	964,968	20,463	(3,134)	982,297
State and local governments	1,297,475	9,559	(1,503)	1,305,531
	$ 2,362,443	$ 30,022	$ (4,637)	$ 2,387,828
December 31, 2000:				
Certificate of deposit	$ 100,000	$ -	$ -	$ 100,000
U.S. Government and federal agencies	620,000	-	(25,805)	594,195
Mortgage-backed securities: Government agency	3,053,162	22,110	(27,272)	3,048,000
Corporate	311,031	48	(9,189)	301,890
State and local governments	1,296,542	2,545	(1,508)	1,297,579
	$ 5,380,735	$ 24,703	$ (63,774)	$ 5,341,664

2

INVESTMENT SECURITIES (CONTINUED)

The following is a summary of the maturities of investment securities at December 31, 2001:

	Available For Sale		Held To Maturity	
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Amounts maturing:				
Due in one year or less	$ -	$ -	$ 234,935	$ 237,323
After one but within five years	99,902	101,770	149,803	153,015
After five but within ten years	326,721	325,397	414,750	415,353
After ten years	9,832,222	9,931,933	1,562,955	1,582,137
	$ 10,258,845	$ 10,359,100	$ 2,362,443	$ 2,387,828

The amortized cost and fair value of securities are presented by contractual maturity in the preceding table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations without call or prepayment penalties.

During 2001, the Bank transferred securities with a carrying value of $2,880,467 and fair value of $2,849,864 from held to maturity to available for sale. The difference of $20,198, net of taxes of $10,405 was reflected in accumulated other comprehensive income. This transfer was an allowable transaction as permitted by the adoption of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities."

Gross realized gains and gross realized losses on sales of securities available for sale were $ 42,836 and $31,111, respectively, in 2001 and $286 and $1,507, respectively, in 2000.

3

LOANS RECEIVABLE

Loans receivable at December 31, 2001 and 2000 consist of the following:

	2001	2000
Loans secured by real estate:		
Residential	$ 35,826,590	$ 38,597,448
Commercial	631,137	1,023,815
Consumer	935,268	565,909
Commercial	68,634	72,818
	37,461,629	40,259,990
Loans in process	(205,081)	(50,155)
Net deferred loan origination fees	(242,853)	(291,156)
Allowance for loan losses	(147,697)	(149,603)
	$ 36,865,998	$ 39,769,076

The majority of the Bank's loan portfolio consists of single-family residential loans in the area of Dauphin County, Pennsylvania. The ultimate collectibility of a substantial portion of the Corporation's loan portfolio is susceptible to changes in local market conditions.

An analysis of the allowance for loan losses at December 31, 2001 and 2000 is as follows:

	2001	2000
Balance, beginning of year	$ 149,603	$ 168,200
Provision for loan losses	24,000	7,000
Charge-offs	(27,106)	(25,597)
Recoveries	1,200	-
Balance, end of year	$ 147,697	$ 149,603

Nonaccrual loans totaled $635,000 and $212,000 at December 31, 2001 and 2000, respectively. Nonaccrual loans are those on which income under the accrual method has been discontinued with subsequent interest payments credited to interest income when received or, if the ultimate collectibility of principal is in doubt, applied as principal reductions. The impact of nonaccrual loans was to reduce interest income by $28,956 and $11,498 for the years ended December 31, 2001 and 2000, respectively.

There were no impaired loans as of December 31, 2001 and 2000.

4

BANK PREMISES AND EQUIPMENT

A summary of bank premises and equipment at December 31, 2001 and 2000 follows:

	2001	2000
Land	$ 444,079	$ 373,178
Buildings and improvements	1,141,016	879,598
Furnishings and equipment	735,500	622,911
Construction in progress	-	277,806
	2,320,595	2,153,493
Less accumulated depreciation	780,628	703,908
	$ 1,539,967	$ 1,449,585

5

DEPOSITS

Deposits at December 31, 2001 and 2000 consist of the following:

	2001	2000
Noninterest-bearing deposits	$ 2,594,738	$ 2,306,774
Interest-bearing deposits:		
NOW	1,936,649	1,654,653
Savings	5,868,413	5,134,016
Money market	1,013,331	1,038,614
Certificates of deposit	22,142,043	23,999,193
Total deposits	$ 33,555,174	$ 34,133,250

The aggregate amount of certificates of deposit, including individual retirement accounts, with a minimum denomination of $100,000 was $3,575,604 and $4,021,925 at December 31, 2001 and 2000, respectively.

Maturities of certificates of deposit at December 31, 2001 are as follows:

2002	$ 13,355,988
2003	4,683,505
2004	2,874,660
2005	141,423
2006	496,161
Thereafter	590,306
	$ 22,142,043

6
ADVANCES FROM FEDERAL HOME LOAN BANK

The Bank is a member of the Federal Home Loan Bank (FHLB) of Pittsburgh and, as such, can take advantage of the FHLB program for overnight and term advances at published daily rates. Under the terms of a blanket collateral agreement, advances from the FHLB are collateralized by first mortgage loans and securities which totaled $44,763,000 at December 31, 2001. Advances available under this agreement are limited by available and qualifying collateral and the amount of FHLB stock held by the borrower. At December 31, 2001, the Bank could borrow an additional $20,252,000 based on qualifying collateral. Outstanding borrowings from the Federal Home Loan Bank are summarized as follows at December 31, 2001 and 2000:

	2001		2000	
	Amount	Weighted Average Interest Rate	Amount	Weighted Average Interest Rate
Maturity:				
Within one year	$ 2,000,000	3.12 %	$ 5,500,000	6.34 %
Within two years	3,500,000	6.42	1,000,000	6.63
Within three years	-	-	3,500,000	6.42
Within four years	2,935,303	7.39	-	-
Within five years	-	-	-	-
Thereafter	8,750,000	5.46	9,398,854	6.28
	$ 17,185,303		$ 19,398,854	

7
INCOME TAXES

The consolidated provision for income taxes for the years ended December 31, 2001 and 2000 are as follows:

	2001	2000
Tax currently payable:		
Federal	$ 22,066	$ 72,533
State	1,415	18,968
Deferred taxes (benefit)	7,144	(8,185)
Total income tax expense	$ 30,625	$ 83,316

7
INCOME TAXES (CONTINUED)

The difference between the statutory federal income tax rate and the income tax expense included in the consolidated statements of income is as follows:

	2001	2000
Expected tax provision at 34% rate	$ 75,789	$ 126,124
Tax-exempt interest income	(27,262)	(35,319)
Earnings on bank-owned life insurance	(19,281)	(11,160)
State tax effect	934	12,519
Other	445	(8,848)
	$ 30,625	$ 83,316

Income taxes (benefit) of $3,987 and ($415) were recorded related to securities gains (losses) in the years ended December 31, 2001 and 2000, respectively.

Temporary differences between the amounts reported in the financial statements and the tax bases of assets and liabilities result in deferred taxes. Deferred tax assets and liabilities for the years ended December 31, 2001 and 2000 are summarized as follows:

	2001	2000
Deferred tax assets:		
Deferred loan fees	$ 82,570	$ 99,333
Unrealized securities losses	-	25,491
Allowance for loan losses	44,945	36,418
Other	19,972	12,731
Total deferred tax assets	147,487	173,973
Deferred tax liabilities:		
Bank premises and equipment	(18,077)	(11,928)
Unrealized securities gains	(34,087)	-
Total deferred tax liabilities	(52,164)	(11,928)
Net deferred tax asset	$ 95,323	$ 162,045

7

INCOME TAXES (CONTINUED)

The Corporation is permitted a special bad debt deduction for federal income tax purposes which is limited generally to an amount calculated under the experience method as defined in the Internal Revenue Code (Code). With the passage of the Small Business Jobs Protection Act of 1996 (Act), thrift institutions are no longer permitted to use the percentage of taxable income method of computing additions to their bad debt reserves as provided for in the Code. In addition, the excess of the thrift's bad debt reserves over those permitted, as defined under the provisions of the Act, are required to be recaptured into income for federal income tax purposes over a six-year period. Excess reserves are those reserves in excess of the base year reserves generally defined as the balance of reserves as of December 31, 1987. In accordance with SFAS 109, "Accounting for Income Taxes," a deferred liability has not been established for the tax bad debt base year reserve of the Corporation. Therefore, retained earnings at December 31, 2001 and 2000 includes approximately $703,000 representing such bad debt deductions for which no deferred taxes have been provided.

Management has determined that it is not required to establish a valuation reserve for the deferred tax assets since it is more likely than not that the deferred tax assets will be realized through carryback, future reversals of existing taxable temporary differences, future taxable income and tax planning strategies.

8

STOCKHOLDERS' EQUITY

On July 8, 1999, the Bank completed a mutual to stock conversion (the "Conversion"). In connection with the Conversion, the Corporation sold 424,463 shares (adjusted for stock dividends) of its common stock in a subscription offering at $9.07 per share (adjusted for stock dividends). Upon completion of these transactions, the Bank became the wholly-owned subsidiary of the Corporation and changed its name from Mechanics Savings and Loan, FSA to Mechanics Savings Bank.

At the time of its mutual to stock Conversion, the Bank segregated and restricted approximately $3.7 million of retained earnings in a liquidation account for the benefit of eligible account holders who continue to maintain their deposit accounts in the Bank after conversion. In the event of a complete liquidation of the Bank, and only in such an event, eligible depositors who continue to maintain accounts shall be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted balances of all qualifying deposits then held. The liquidation account will be reduced annually to the extent that eligible account holders have reduced their qualifying deposits.

8

STOCKHOLDERS' EQUITY (CONTINUED)

Subsequent to the Conversion, the Corporation or the Bank may not declare or pay a cash dividend on any of its shares of common stock if the effect would reduce stockholders' equity below either the amount required for the liquidation account discussed above or the applicable regulatory capital requirements, or if such declaration and payment would otherwise violate regulatory requirements.

9

STOCK-BASED COMPENSATION

The Corporation has an Employee Stock Ownership Plan (the "ESOP") which provides for annual contributions at the discretion of the Corporation. Employees are eligible to participate after one year of service and are vested after five years of service. In 1999, the ESOP purchased 33,957 shares (adjusted for stock dividends) of the Corporation's common stock at a total cost of $308,000 through a loan financed by the Corporation. Dividends are paid on allocated shares and credited to participants' accounts. Compensation expense associated with the ESOP totaled $45,276 for 2001 and $33,496 for 2000. The fair value of the 27,165 unearned ESOP shares (adjusted for stock dividends) approximated $502,000 at December 31, 2001.

In 2000, the Corporation established the Restricted Stock Plan (the "Plan") under which shares were awarded to directors and certain employees. Under the terms of the plan, each non-employee director was awarded 841 shares for a total of 4,205 shares and certain employees were awarded a total of 12,611 shares as determined by a Board appointed committee. (The number of shares were adjusted for stock dividends.) Granted shares are earned and non-forfeitable at the rate of 20% on the one-year anniversary of the date of the grant and 20% annually for the next four years if service continues. Unearned compensation, representing the fair market value of the shares at the issuance date, will be charged to expense over the vesting period. The Corporation recognized expense of $28,303 and $25,946 for the portion of shares vesting in 2001 and 2000, respectively.

In 2000, the Corporation established the 2000 Stock Option Plan (the "Option Plan"), which provides for the granting of options to Directors and certain employees. Under the terms of the Option Plan in 2000, each non-employee director was awarded 2,122 options for a total of 10,610 options and certain employees were awarded a total of 31,836 options as determined by a Board appointed committee. The exercise price of the options is $8.33, which represents the fair market value of the related shares on the grant date. (The number of options and exercise price were adjusted for stock dividends.) The options are exercisable at the rate of 20% on the one-year anniversary of the date of the grant and 20% annually for the next four years if service continues. The options expire after a ten-year period. No options were granted in 2001. At December 31, 2001, 42,446 options were outstanding, of which 8,486 options were exercisable. The remaining contractual life of these options was approximately 8 years.

9

STOCK-BASED COMPENSATION (CONTINUED)

The pro forma impact as though compensation expense associated with the Option Plan had been determined under the recognition provisions of FASB Statement No. 123, is as follows for 2001 and 2000:

	2001		2000	
	Reported	Pro Forma	Reported	Pro Forma
Net income	$ 192,286	$ 172,346	$ 287,638	$ 270,847
Basic earnings per share	$ 0.63	$ 0.56	$ 0.80	$ 0.76
Diluted earnings per share	$ 0.58	$ 0.52	$ 0.78	$ 0.74

The pro forma impact is based on a grant date fair value of $2.38 (adjusted for stock dividends) per option computed using the Black-Scholes model and the following assumptions: dividend yield of 1.72%, expected volatility of 15%, interest rate of 6.63% and an expected life of 7 years.

10

EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share computations:

	2001	2000
Numerator, net income	$ 192,286	$ 287,638
Denominators:		
Average basic shares outstanding	306,032	358,484
Average dilutive option effect	19,795	6,297
Average restricted stock effect	4,004	2,951
Average dilutive shares outstanding	329,831	367,732
Earnings per share:		
Basic	$ 0.63	$ 0.80
Diluted	$ 0.58	$ 0.78

11

REGULATORY MATTERS

The Bank is subject to various regulatory capital requirements administered by its primary federal regulator, the Office of Thrift Supervision (OTS). Failure to meet the minimum regulatory capital requirements can initiate certain mandatory, and possible additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation and the consolidated financial statements. Under the regulatory capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines involving quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. The Bank's capital amounts and classification are also subject to qualitative judgements by the regulators about components, risk-weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Corporation to maintain minimum amounts of ratios of Total and Tier 1 capital (as defined in the regulations) to risk-weighted assets (as defined), and Tier 1 capital to assets (as defined).

The following table provides a comparison of the Bank's risk-based capital position to regulatory capital requirements:

	Actual		For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
	(Dollars In Thousands)					
December 31, 2001:						
Total capital (to risk-weighted assets)	$ 5,140	18.98 %	$ ≥2,166	≥8.00 %	$ ≥2,708	≥10.00 %
Tier 1 capital (to risk-weighted assets)	4,993	18.44	N/A	N/A	≥1,624	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	4,993	8.84	≥2,260	≥4.00	≥2,825	≥ 5.00
Tangible equity (to adjusted total assets)	4,993	8.84	≥ 847	≥1.50	N/A	N/A
December 31, 2000:						
Total capital (to risk-weighted assets)	$ 5,688	19.03 %	$ ≥2,391	≥8.00 %	$ ≥2,989	≥10.00 %
Tier 1 capital (to risk-weighted assets)	5,540	18.54	N/A	N/A	≥1,793	≥ 6.00
Core (Tier 1) capital (to adjusted total assets)	5,540	9.27	≥2,391	≥4.00	≥2,988	≥ 5.00
Tangible equity (to adjusted total assets)	5,540	9.27	≥ 897	≥1.50	N/A	N/A

As of December 31, 2001, the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action based on the most recent examination by the OTS. There are no conditions or events which have occurred since notification that management believes have changed the institution's category.

12

PENSION AND RETIREMENT SAVINGS PLANS

The Corporation had a qualified, noncontributory, fully insured defined benefit pension plan which covered substantially all employees. The benefits were primarily based on years of service and earnings. The plan was fully insured through a contract with a life insurance company and, as such, the benefits of the plan were covered by the insurance contract. As a result, disclosure of the accumulated benefit obligations, plan assets and the components of annual pension expense required by Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," was not applicable. Pension expense of the Corporation, net of experienced-rated dividends, for the year ended December 31, 2000 was $51,204.

In 2001, the Bank switched its defined benefit plan to the Financial Institutions Retirement Fund (the "Fund"), administered by the Pentegra Group. The Fund is a multiple employer plan whereas the plan is a single trust commingled plan for investment purposes. Plan funding is determined based on an individual employer's benefit structure, demographics, salary experience and other pooled actuarial experience. Benefits are based on 1.5% of the high five-year average salary for each year of benefit service, up to a maximum of 25 years, with two-year to six-year step vesting.

The Fund is a pension plan that meets the criteria of a multiple employer pension plan as defined by FASB Statement No. 87, "Employers' Accounting for Pensions." FASB Statement No. 87 indicates that an employer participating in a multiple employer plan must recognize as net pension cost the required contribution for the period and shall recognize as a liability any contributions due and unpaid. As indicated by the actuarial valuation prepared by the Pentegra Group, the plan was fully funded at the end of the plan year and no contribution was required. Accordingly, disclosure of the accumulated benefit obligations, plan assets and the components of annual pension expense required by FASB Statement No. 87 is not applicable.

The Corporation is also a participant in the Financial Institution's Thrift Plan. The plan covers substantially all employees and is in participation with other institutions. The Plan is a qualified 401(k) salary deduction plan that permits participants to contribute up to 15% of their salary to the plan. Additionally, the Corporation provides matching contributions up to 6% of the participants' salaries. For the years ended December 31, 2001 and 2000, the Corporation's contributions totaled $21,167 and $19,642, respectively.

The Bank has entered into the Director Supplemental Retirement Plan – Defined Contribution. This plan is designed to provide an annual retirement benefit, to be paid to each director upon retirement from the Board, and a death benefit, to be paid to the director's beneficiary upon his or her death. To fund the benefits under this plan, the Bank is the owner and beneficiary of life insurance policies on the directors. The aggregate cash surrender value associated with all policies was $ 1,090,000 and $1,033,000 at December 31, 2001 and 2000, respectively. The amount charged to expense associated with this plan was $13,985 and $23,981 for the years ended December 31, 2001 and 2000, respectively.

13

FINANCIAL INSTRUMENTS WITH OFF-BALANCE-SHEET RISK

The Corporation is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financial needs of its customers. These financial instruments consist of commitments to extend credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the statement of financial position. The contract or notional amounts of those instruments reflect the extent of involvement the Corporation has in particular classes of financial instruments.

The Corporation's exposure to credit loss in the event of non-performance by the other party to the financial instrument for commitments to extend credit is represented by the contractual notional amount of those instruments. The Corporation uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses. The Corporation evaluates each customer's credit-worthiness on a case-by-case basis. The amount of collateral obtained upon extension of credit is based on management's credit evaluation of the counter party.

The Corporation has outstanding loan commitments that are not reflected in the accompanying consolidated financial statements at December 31 as follows:

	2001	2000
Unfunded loan commitments	$ 264,000	$ 477,000
Unfunded lines of credit	308,000	344,000
	$ 572,000	$ 821,000

14

FAIR VALUES OF FINANCIAL INSTRUMENTS

Statement of Financial Accounting Standards No. 107, "Disclosures About Fair Value of Financial Instruments," requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates cannot be substantiated by comparison to independent markets and, in many cases, could not be realized in immediate settlement of the instruments. Statement No. 107 excludes certain financial instruments and all non-financial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Corporation.

14
FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The following methods and assumptions were used by the Corporation in estimating its fair value disclosures for financial instruments:

Cash and cash equivalents:
The carrying amounts reported in the balance sheets for cash and cash equivalents approximate their fair value.

Investment securities (including mortgage-backed securities):
Fair values for investment securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans:
For variable-rate loans that reprice frequently and which entail no significant changes in credit risk, fair values are based on carrying values. The fair values of other loans are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Federal Home Loan Bank stock:
No ready market exists for this stock that is held by the Corporation as required by law. However, redemption of this stock has historically been at par value. Accordingly, the carrying amount is deemed to be a reasonable estimate of fair value.

Accrued interest receivable:
The carrying amount of accrued interest approximates its fair value.

Deposits:
Fair values for demand deposits, savings accounts and certain money market deposits are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values of fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturity of deposits.

Advances from Federal Home Loan Bank:
The carrying amounts of advances from the Federal Home Loan Bank are estimated using discounted cash flow analysis, based on interest rates currently being offered for loans with similar terms.

Accrued interest payable:
The carrying amount of accrued interest approximates its fair value.

Unfunded lending commitments:
Fair values for unfunded lending commitments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standings.

14

FAIR VALUES OF FINANCIAL INSTRUMENTS (CONTINUED)

The carrying amounts and estimated fair values of the Corporation's financial instruments at December 31, 2001 and 2000 are as follows:

	2001		2000	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:				
Cash and due from banks	$ 580,181	$ 580,181	$ 278,524	$ 278,524
Interest bearing deposits	2,617,767	2,617,767	1,140,038	1,140,038
Investments:				
Available for sale	10,359,100	10,359,100	10,007,980	10,007,980
Held to maturity	2,362,443	2,387,828	5,380,735	5,341,664
Loans receivable, net	36,865,998	37,744,836	39,769,076	39,084,421
Federal Home Loan Bank stock	989,200	989,200	1,030,700	1,030,700
Accrued interest receivable	286,987	286,987	400,989	400,989
Financial liabilities:				
Deposits	33,555,174	34,098,822	34,133,250	34,593,348
Advances from Federal Home Loan Bank	17,185,303	18,883,453	19,398,854	19,358,251
Accrued interest payable	120,372	120,372	142,546	142,546
Off balance sheet financial instruments, unfunded lending commitments	-	-	-	-

CORPORATE INFORMATION

STEELTON BANCORP, INC.
51 South Front Street
Steelton, Pennsylvania 17113
(717) 939-1966

MECHANICS SAVINGS BANK

Main Office
51 South Front Street
Steelton, Pennsylvania, 17113

Middletown Office
1100 Spring Garden Drive
Middletown, Pennsylvania, 17057

Board of Directors

Marino Falcone
Chairman of the Board
Retired - Steelton Coal and Oil Company

Harold E. Stremmel
President and Chief Executive Officer

Richard E. Farina
Retired - Pennsylvania Insurance Company

James F. Stone
Retired - Stone Funeral Home

Joseph A. Wiedeman
CPA - Wiedeman & Douty, P.C.

James S. Nelson
Executive Vice President

Victor J. Segina
Retired - Architect

Executive Officers

Harold E. Stremmel
President and Chief Executive Officer

Victor J Segina, Secretary

Joseph A. Wiedeman, Treasurer

James S. Nelson, Executive Vice President

Shannon Aylesworth, Chief Financial Officer

Local Counsel
Skarlatos and Zonarich
204 State Street
Harrisburg, Pennsylvania 17101

Independent Auditor
Beard Miller Company LLP
320 East Market Street
Harrisburg, Pennsylvania 17108

Special Counsel
Malizia Spidi & Fisch, PC
1100 New York Avenue, N.W.
Suite 340 West
Washington, D.C. 20005

Transfer Agent and Registrar
Illinois Stock Transfer Company
209 West Jackson Blvd., Suite 903
Chicago, Illinois 60607

The Corporation's Annual Report on Form 10-KSB for the fiscal year ended December 31, 2001 is available without charge upon written request. For a copy of the Form 10-KSB, please write or call Mr. James S. Nelson, Executive Vice President at the Corporation's Office. The Annual Meeting of Stockholders will be held on April 17, 2002 at 10:00 a.m. at Mechanics Savings Bank, 51 South Front Street, Steelton, Pennsylvania 17113.